UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2016

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

______________________________

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

______________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date: April 28, 2016	By:	/s/ Wang Jian
Name: Wang Jian Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

MAJOR TRANSACTION AND

CONTINUING CONNECTED TRANSACTION

2016 AIRCRAFT FINANCE LEASE FRAMEWORK AGREEMENT

On 28 April 2016, the Company entered into the 2016 Aircraft Finance Lease Framework Agreement with CES Leasing, pursuant to which CES Leasing agreed to provide finance leasing to the Company in relation to the Leased Aircraft, as and when the Company considers desirable, in the interests of the Company and the Shareholders as a whole in accordance with the terms and conditions of the 2016 Aircraft Finance Lease Framework Agreement and the relevant implementation agreements contemplated thereunder.

CES Leasing is a non-wholly owned subsidiary of CEA Holding, which in turn is the controlling shareholder of the Company. Each of CES Leasing and the Lessor(s), which are wholly-owned subsidiaries of CES Leasing, is thus a connected person of the Company. Therefore, the Proposed Transactions constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules.

As the highest applicable percentage ratio of the Proposed Transactions under the Listing Rules exceeds 25% on an annual basis and as the highest transaction classification of the Proposed Transactions is that of a major transaction under the Listing Rules, the 2016

Aircraft Finance Lease Framework Agreement will constitute a continuing connected transaction and major transaction of the Company under the Listing Rules. Therefore, the

2016 Aircraft Finance Lease Framework Agreement is subject to: (a) the disclosure, annual review and Independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules; and (b) the requirements applicable to major transactions under Chapter 14 of the Listing Rules.

A circular containing further information in relation to the Proposed Transactions, including a letter from the Independent Board Committee and a letter from the Independent Financial Advisor, both advising on the terms of the 2016 Aircraft Finance Lease Framework Agreement and other related matters under the Listing Rules, will be issued by the Company and despatched to the Shareholders no later than 20 May 2016 in accordance with Listing Rule 19A.39A.

Upon reviewing and evaluating the financial proposals submitted from independent commercial banks and the Designated Financial Institutions, whether the Company may finally mandate the finance lease for the Leased Aircraft to CES Leasing depends on the following prerequisites: (1) the stable operation of CES Leasing and its qualification and ability in engaging in large-scale aircraft finance lease transactions; (2) through requests for proposals or other bidding processes, the evaluated advantages of CES Leasing’s finance proposal and its quotations for the arrangement fee over other finance proposals and their quotations for the arrangement fee; and (3) the capability of CES Leasing to issue value added tax invoices for the interest portion of finance lease, which enables the Company to deduct value added tax, and the arrangement fee being lower than the deductible value added tax in respect of the interest payments, which helps the Company reduce financing costs.

If, after such requests of proposals or other bidding processes, CES Lease is confirmed to have fulfilled the aforesaid prerequisites, the maximum aggregate rental of the aircraft finance lease transactions between the Company and CES Lease shall not exceed half of the aggregate amount of the aircraft scheduled to be introduced in 2016. Through adopting the finance lease arrangement provided by CES Leasing, and after deducting the arrangement fee payable to CES Leasing, the savable financing costs for the Company compared to adopting secured loans arrangements with equivalent interest rates are estimated to be up to USD69 million for the financial year ending 31 December 2016.

The Company introduced 14 and 23 aircraft respectively in the 2014 Aircraft Finance Lease CT and the 2015 Aircraft Finance Lease CT by adopting the finance lease arrangement provided by CES Leasing. After deducting the arrangement fee payable to CES Leasing, the Company saved financing costs of USD13 million and USD32 million respectively under such finance lease arrangement compared to adopting secured loans arrangements with equivalent interest rates.

As the implementation of the 2016 Aircraft Finance Lease Framework Agreement is subject to the above-mentioned prerequisites, the implementation agreements contemplated thereunder may not be entered into or the actual transaction amounts may be significantly lower than the proposed annual caps as set out in this announcement. Shareholders are advised to exercise caution.

BACKGROUND

On 28 April 2016, the Company entered into the 2016 Aircraft Finance Lease Framework Agreement with CES Leasing, pursuant to which CES Leasing agreed to provide finance leasing to the Company in relation to the Leased Aircraft, as and when the Company considers desirable, in the interests of the Company and the Shareholders as a whole in accordance with the terms and conditions of the 2016 Aircraft Finance Lease Framework Agreement and the relevant implementation agreements contemplated thereunder.

THE 2016 AIRCRAFT FINANCE LEASE FRAMEWORK AGREEMENT

The major terms of the 2016 Aircraft Finance Lease Framework Agreement are set out as follows:

Date	:	28 April 2016.

Lessor(s)	:	Wholly-owned subsidiaries of CES Leasing to be incorporated for the purpose of the Proposed Transactions.

Lessee	:	The Company (including wholly-owned and holding subsidiaries of the Company).

Financier	:	The Designated Financial Institutions, being independent third parties.

Aircraft under the Proposed Transactions	:	The Leased Aircarft comprises part of the aircraft in the Company’s aircraft introduction plan for the year 2016 which was disclosed in the Company’s 2014 Annual Report.

The Company has signed or will sign aircraft purchase agreements in batches with Airbus SAS and Boeing Company in relation to the Leased Aircraft, which agreements have been or will be negotiated and agreed independently and separately and has fulfilled or will fulfill the resolution procedures of the Board and the Company’s general meetings and announcement obligations in accordance with relevant laws and regulations.

In the event that the Company introduces any of the Leased Aircraft before the 2016 Aircraft Finance Lease Framework Agreement is approved by the Independent Shareholders at the 2015 AGM, the Company shall pay to the Aircraft Manufacturer(s) the relevant purchase price of the Introduced Aircraft according to the respective financing arrangement(s). After the 2016 Aircraft Finance Lease Framework Agreement is approved by the Independent Shareholders at the 2015 AGM, the Company will enter into the relevant aircraft purchase agreements in relation to each of the Introduced Aircraft with the Lessor(s) to transfer the ownership of the Introduced Aircraft to the Lessor(s) in accordance with the relevant lease amount (which shall not be more than 100% of the purchase price of the relevant Introduced Aircraft).

Effective term	:	From 1 January 2016 to 31 December 2016.

Aggregate principal amount of the finance leases	:	Not more than 100% of the consideration for the purchase of the Leased Aircraft.

Rental fee /Interest rate	:	Under the Proposed Transactions, the applicable interest rate, together with the arrangement fee, will be determined through requests for proposals issued by the Company or other bidding processes (which will comprise of at least two other proposals from unrelated third parties), which will be negotiated and determined between the Company, CES Leasing and the Designated Financial Institutions.

The rental fee is the repayment of the principal amount for the Leased Aircraft and the interest under the Proposed Transactions.

The rental fee, of which the principal portion is measured according to the equal-principal or average-capital-plus- interests standard, is payable quarterly or semi-annually in arrears, commencing on the Delivery Date of each of the Leased Aircraft and concluding on the date of the last payment for such Leased Aircraft, subject to the terms and conditions of each individual Aircraft Finance Lease Agreement.

On the date of payment of each rental fee, the Company deposits the rental fee only in the Lessor(s)’ permitted bank account with the Designated Financial Institutions. The Designated Financial Institution will maintain strict control and supervision over the relevant bank account and will automatically debit the rental fee (the amount of which is equal to the principal and interest of the Bank Loans) from the relevant bank account to its own account on the same day or the next day of the date of payment of each rental fee.

Bank Loans	:	Under the Proposed Transactions, the Designated Financial Institutions will provide Bank Loans to the Lessor(s), the principal amount of which will be equivalent to the principal amount of each individual Aircraft Finance Lease Agreement.

The principal amount, interest rate and amounts, and loan term under the Bank Loans will be respectively identical to the principal amount, interest rate and amounts, and lease term under the Proposed Transactions.

The material rights and obligations (including the right to obtain delivery of aircraft, the obligation to pay consideration, etc.) of the Company as a purchaser under the relevant aircraft sale and purchase agreement(s) will be transferred to the Lessor(s), and the Leased Aircraft will be mortgaged to the Designated Financial Institutions as security for the Bank Loans according to the loan agreements to be entered into between the Lessor(s) and the Designated Financial Institutions in due course.

Arrangement fee	:	The respective arrangement fee for each of the Leased Aircraft shall be paid by the Company in one lump sum prior to the commencement of the respective Delivery Date.

Buy-back	:	Upon the expiry of the lease term of each of the Leased Aircraft, the Company is entitled to purchase each relevant Aircraft back from the Lessor(s) at a nominal purchase price for such Aircraft.

Effectiveness and conditions	:	The 2016 Aircraft Finance Lease Framework Agreement is effective upon execution by the parties and approval of the 2016 Aircraft Finance Lease Framework Agreement and the transactions contemplated thereunder by the Independent Shareholders at the 2015 AGM.

Implementation Agreements	:	To implement the Proposed Transactions, separate written agreements will be entered into between the Company, CES Leasing, the Lessor(s) and the Designated Financial Institutions etc. (as appropriate), including but not limited to:

(i)	the sale and purchase agreement(s) to be entered into between the Company and the Lessor(s) in respect of each of the Introduced Aircraft or the aircraft to be introduced;

(ii)	the purchase agreement assignment(s) to be entered into between the Company, the Lessor(s) and/or the Designated Financial Institutions etc. in respect of each of the Remaining Aircraft;

(iii)	the Aircraft Finance Lease Agreement(s) to be entered into between the Company and the Lessor(s) in respect of each of the Leased Aircraft;

(iv)	t h e tripartite lease agreement assignments(s) to be entered into between the Company, the Lessor(s) and the Designated Financial Institutions in respect of each of the Leased Aircraft; and

(v)	t h e loan agreement to be entered into between the Lessor(s) and the Designated Financial Institutions in respect of each of the Leased Aircraft,

the terms of which will in all material respects be consistent with the binding principles, guidelines, terms and conditions contained in the 2016 Aircraft Finance Lease Framework Agreement.

Each Aircraft Finance Lease Agreement will have the same term as the corresponding Bank Loan which it relates to and commencing on the Delivery Date of each Leased Aircraft.

INFORMATION ABOUT THE PARTIES

The Company is principally engaged in the business of civil aviation.

CES Leasing is principally engaged in the provision of finance leasing and other leasing services, purchase of domestic and foreign finance lease assets, handling salvage value and maintenance of finance lease assets, and provision of advisory services and guarantee etc. for finance lease transactions.

As of 31 December 2015, the total assets and net assets of CES Leasing amounted to

RMB8,598,763,714.68 and RMB1,052,032,155.39 respectively. For the year ended 31

December 2015, CES Leasing recorded net profits of RMB49,025,351.61.

The Designated Financial Institutions are principally engaged in banking services.

HISTORICAL TRANSACTION AMOUNTS AND PROPOSED ANNUAL CAP

CES Leasing was established in 2014. The Company previously conducted transactions in relation to financial leasing with CES Leasing in 2014 and 2015. However, such transactions were not conducted on a continuing basis. The total amounts payable under the 2015 Aircraft Finance Lease CT and the 2014 Aircraft Finance Lease CT were expected to be not more than approximately USD1,712 million and not more than approximately USD906 million, respectively.

The total fee payable under the Proposed Transactions is the sum of the rental fee, the arrangement fee and the buy-back fee, and the total rental fee payable under the Proposed Transactions fee equals to the sum of the principal and the interest payable under each Aircraft Finance Lease. Having considered the historical transaction amounts and the Company’s aircraft introduction plan for the year 2016, the proposed total annual cap in relation to the Proposed Transactions for the financial year ending 31 December 2016 amount to USD2,616 million, of which the total rental fee (including principal and interest) shall not exceed USD2,600 million and the total arrangement fee shall not exceed USD16 million (or the equivalent amount in RMB).

REASONS FOR ENTERING INTO THE PROPOSED TRANSACTIONS AND BENEFITS EXPECTED TO ACCRUE TO THE COMPANY

Upon reviewing and evaluating the financial proposals submitted from independent commercial banks and the Designated Financial Institutions, whether the Company may finally mandate the finance lease for the Leased Aircraft to CES Leasing depends on the following prerequisites: (1) the stable operation of CES Leasing and its qualification and ability in engaging in large-scale aircraft finance lease transactions; (2) through requests for proposals or other bidding processes, the evaluated advantages of CES Leasing’s finance proposal and its quotations for the arrangement fee over other finance proposals and their quotations for the arrangement fee; and (3) the capability of CES Leasing to issue value added tax invoices for the interest portion of finance lease, which enables the Company to deduct value added tax, and the arrangement fee being lower than the deductible value added tax in respect of the interest payments, which helps the Company reduce financing costs.

If, after such requests of proposals or other bidding processes, CES Lease is confirmed to have fulfilled the aforesaid prerequisites, the maximum aggregate rental of the aircraft finance lease transactions between the Company and CES Lease shall not exceed half of the aggregate amount of the aircraft scheduled to be introduced in 2016. Through adopting the finance lease arrangement provided by CES Leasing, and after deducting the arrangement fee payable to CES Leasing, the savable financing costs for the Company for the financial year ending 31 December 2016 compared to adopting secured loans arrangements with equivalent interest rates are estimated to up to USD69 million (or the equivalent amount in RMB) for the financial year ending 31 December 2016.

The Company introduced 14 and 23 aircraft respectively in the 2014 Aircraft Finance Lease CT and the 2015 Aircraft Finance Lease CT by adopting the finance lease arrangement provided by CES Leasing. After deducting the arrangement fee payable to CES Leasing, the Company saved financing costs of USD13 million and USD32 million respectively under such finance lease arrangement compared to adopting secured loans arrangements with equivalent interest rates.

CES Leasing intends to incorporate wholly-owned subsidiaries in the China (Shanghai) Pilot Free Trade Zone or the Tianjin Dongjiang Bonded Zone of the PRC for the purpose of acting as the Lessor(s) in the Proposed Transactions. The Lessor(s), acting as the borrower(s), will sign loan agreement(s) with the Designated Financial Institutions, acting as the lender(s), in respect of each of the Leased Aircraft. Such arrangement can facilitate CES Leasing to issue value added tax invoices for the interest portion of finance lease, which enables the Company to deduct value added tax.

The terms and conditions of the Proposed Transactions are agreed after arm’s length negotiations between the parties. The Directors are of the view that the Proposed Transactions are on normal commercial terms, and that the terms of the Proposed Transactions are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

LISTING RULES IMPLICATIONS

CES Leasing is a non-wholly owned subsidiary of CEA Holding, which in turn is the controlling shareholder of the Company. Each of CES Leasing and the Lessor(s), which are wholly-owned subsidiaries of CES Leasing, is thus a connected person of the Company. Therefore, the Proposed Transactions constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules.

As the highest applicable percentage ratio of the Proposed Transactions under the Listing Rules exceeds 25% on an annual basis and as the highest transaction classification of the Proposed Transactions is that of a major transaction under the Listing Rules, the 2016 Aircraft Finance Lease Framework Agreement will constitute a continuing connected transaction and major transaction of the Company under the Listing Rules. Therefore, the 2016 Aircraft Finance Lease Framework Agreement is subject to: (a) the disclosure, annual review and Independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules; and (b) the requirements applicable to major transactions under Chapter 14 of the Listing Rules.

The resolutions regarding the Proposed Transactions had been passed at the 2016 third regular meeting of the Board on 28 April 2016. As Mr. Liu Shaoyong (a Director and the Chairman of the Company), Mr. Xu Zhao (a Director) and Mr. Gu Jiadan (a Director) are members of the senior management of CEA Holding, they may be regarded as having a material interest in the Proposed Transactions. As such, they have abstained from voting at the meeting of the Board convened for the purpose of approving the Proposed Transactions. Save as disclosed above, none of the Directors has any material interests in the Proposed Transactions.

The Independent Financial Adviser has been appointed to advise the Independent Board Committee and the Independent Shareholders, and the Independent Board Committee will be established to advise the Independent Shareholders, in respect of the transactions under the 2016 Aircraft Finance Lease Framework Agreement and the proposed annual cap for the financial year ending 31 December 2016.

CEA Holding and its associates will abstain from voting on the ordinary resolutions approving the Proposed Transactions at the 2015 AGM to be convened for the purpose of approving, among others, the 2016 Aircraft Finance Lease Framework Agreement and the transactions contemplated thereunder.

On the date of this announcement, the Company also entered into the 2017–2019 Aircraft Finance Lease Framework Agreement with CES Leasing, details of which are set out in a separate announcement published by the Company on the same day. As the term of the

2016 Aircraft Finance Lease Framework Agreement, together with the term of the 2017–

2019 Aircraft Finance Lease Framework Agreement, will exceed three years, a letter from the Independent Financial Advisor will be included in the circular to be dispatched to the Shareholders explaining why a period longer than three years is required and confirming whether it is normal business practice for an agreement of this type to be of such duration pursuant to Rule 14A.52 of the Listing Rules.

A circular containing further information in relation to the Proposed Transactions, including a letter from the Independent Board Committee and a letter from the Independent Financial Advisor, both advising on the terms of the 2016 Aircraft Finance Lease Framework Agreement and other related matters under the Listing Rules, will be issued by the Company and despatched to the Shareholders no later than 20 May 2016 in accordance with Listing Rule

19A.39A.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

“2014 Aircraft Finance Lease CT”	means the aircraft finance lease transaction entered into by the Company pursuant to a finance lease framework agreement dated 14 November 2014 as disclosed in the announcement of the Company dated 14 November 2014 and the circular of the Company dated 5 December 2014;

“2015 AGM”	means the 2015 annual general meeting of the Company to be convened in June 2016, to consider, and if thought fit, approve, among other things, the Proposed Transactions;

“2015 Aircraft Finance Lease CT”	means the aircraft finance lease transaction entered into by the Company pursuant to a master lease agreement dated 5 May 2015 as disclosed in the announcement of the Company dated 5 May 2015 and the circular of the Company dated 26 May 2015;

“2016 Aircraft Finance Lease Framework Agreement”	means the 2016 aircraft finance lease framework agreement entered into between the Company and CES Leasing on 28 April 2016, pursuant to which CES Leasing agreed to provide finance leasing to the Company in relation to the Leased Aircraft for the period from 1 January 2016 to 31 December 2016 in accordance with its terms and conditions and the relevant implementation agreements contemplated thereunder;

“2017–2019 Aircraft Finance Lease Framework Agreement”	means the 2017–2019 aircraft finance lease framework agreement entered into between the Company and CES Leasing on 28 April 2016, pursuant to which CES Leasing agreed to provide finance leasing to the Company in relation to certain aircraft for the period from 1 January 2017 to 31 December 2019 in accordance with its terms and conditions and the relevant implementation agreements contemplated thereunder;

“Airbus SAS”	means Airbus SAS, a company created and existing under the laws of France;

“Aircraft Finance Lease Agreements”	means the individual finance lease agreements in relation to the finance lease of the Leased Aircraft to be entered into by the Company pursuant to the 2016 Aircraft Finance Lease Framework Agreement;

“Aircraft Manufacturer(s)”	means Boeing Company and Airbus SAS;

“associate(s)”	has the meaning as defined in the Listing Rules;

“Bank Loans”	means the loans provided by the Designated Financial Institutions to the Lessor(s) or the Company under the Proposed Transactions;

“Board”	means the board of directors of the Company;

“Boeing Company”	means Boeing Company, a company incorporated in the State of Delaware of the United States of America;

“CEA Holding”	means 中國東方航空集團公司 (China Eastern Air Holding Company), a wholly PRC state-owned enterprise and the controlling shareholder of the Company directly or indirectly holding approximately 62.07% of its issued share capital as at the date of this announcement;

“CES Leasing”	means 東航國際融資租賃有限責任公司 (CES International Financial Leasing Corporation Limited), a company incorporated in the China (Shanghai) Pilot Free Trade Zone of the PRC with registered capital of RMB1 billion, and is directly held as to: (i) 50% by CEA Holding; (ii) 35% by 東航國際控股(香港) 有限公司 (CES Global Holdings (Hong Kong) Limited) (an indirect wholly-owned subsidiary of CEA Holding); and (iii) 15% by 包頭盈德氣體有限公司 (Baotou Yingde Gases Co., Ltd.) (an independent third party, the sole shareholder of which is Yingde Gases (Hong Kong) Company Limited, a company registered in Hong Kong) as at the date of this announcement;

“Company”	means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H shares, A shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively;

“Delivery Date”	means:

(i)	in respect of the Introduced Aircraft, the respective dates on which the Company delivers the Introduced Aircraft to the Lessor(s), pursuant to the sale and purchase agreement entered into between the Company and the Lessor(s) in relation to the Introduced Aircraft; and

(ii)	in respect of the Remaining Aircraft, the respective dates on which the respective Aircraft Manufacturer delivers each of the Remaining Aircraft to the Lessor(s), pursuant to (a) the respective sale and purchase agreements entered into between the Company and the respective Aircraft Manufacturer; and (b) the respective purchase agreement assignment entered into between the Company, the Aircraft Manufacturer and the Lessor(s) in relation to the Remaining Aircraft;

“Designated Financial Institutions”	means commercial banks or other designated financial institutions in the PRC, being independent third parties, as designated by the Company in relation to the provision of the Bank Loans in accordance with the terms and conditions of the 2016 Aircraft Finance Lease Framework Agreement;

“Directors”	means the directors of the Company;

“Group”	means the Company and its subsidiaries;

“Independent Board Committee”	means the independent committee of the Board, comprising independent non-executive Directors, established for the purpose of considering the transactions under the 2016 Aircraft Finance Lease Framework Agreement and the proposed annual cap for the financial year ending 31 December 2016, and to advise the Independent Shareholders on the same;

“Independent Financial Adviser”	Octal Capital Limited, a corporation licensed to carry on type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities under the SFO, being the independent financial adviser appointed by the Company to advise the Independent Board Committee and the Independent Shareholders in respect of the 2016 Aircraft Finance Lease Framework Agreement and the proposed annual cap for the financial year ending 31 December 2016;

“Independent Shareholders”	means the Shareholders other than CEA Holdings and its associates;

“Introduced Aircraft”	Leased Aircraft introduced before the 2016 Aircraft Finance Lease Framework Agreement is approved by the Independent Shareholders at the 2015 AGM;

“Leased Aircraft”	means part of the aircraft scheduled to be introduced by the Company for the financial year 2016;

“Lessor(s)”	means wholly-owned subsidiaries of CES Leasing to be incorporated by CES Leasing in the China (Shanghai) Pilot Free Trade Zone or the Tianjin Dongjiang Bonded Zone of the PRC for the purpose of the Proposed Transactions;

“LIBOR”	means London Interbank Offered Rate;

“Listing Rules”	means The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“PBOC”	means People’s Bank of China;

“PRC”	means the People’s Republic of China;

“Proposed Transactions”	means the finance lease of the Leased Aircraft pursuant to the 2016 Aircraft Finance Lease Framework Agreement;

“Remaining Aircraft”	means the Leased Aircraft excluding the Introduced Aircraft; “rental fee” means the principal sum repayments and interest payments under the Proposed Transactions;

“RMB”	means renminbi, the lawful currency of the PRC;

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended and modified from time to time;

“Shareholders”	means the shareholders of the Company;

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited; and

“USD”	means United States dollar, the lawful currency of the United States of America.

For illustration purposes only, an exchange rate of USD1.00 to RMB6.4954 is used in this announcement. No representation is made that any amount in RMB or USD is or could have been or could be converted at such rate or at any other rate or at all.

By order of the Board

CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian

Joint Company Secretary

Shanghai, the People’s Republic of China

28 April 2016

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Xu Zhao (Director), Gu Jiadan (Director), Li Yangmin (Director, Vice President), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Ji Weidong (Independent non-executive Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director) and Shao Ruiqing (Independent non-executive Director).

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